January 31, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ESSA Pharma Inc.

Registration Statement on Form F-3

File No. 333-222654

Ladies and Gentlemen:

ESSA Pharma Inc., a corporation incorporated under the Business Corporations Act (British Columbia), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form F-3 (File No. 333-222654) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 pm, Eastern Time, on Friday February 2, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Colin Brown of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4700 and that such effectiveness also be confirmed in writing.

Very truly yours,

ESSA PHARMA INC.

By:	/s/ David Wood
Name: David Wood
Title: Chief Financial Officer